January 21, 2011

Goldman, Sachs & Co.
200 West Street
New York, New York 10282-2198

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Courtney Haseley

  Re:
  Demand Media, Inc.
  Registration Statement on Form S-1
  Filed January 12, 2011
  Registration No. 333-168612

Ladies and Gentlemen:

        In connection with the above-captioned Registration Statement, we, the representatives of the several underwriters, wish to advise that between January 12, 2011 and the date hereof, 10,055 copies of the Preliminary Prospectus dated January 12, 2011 were distributed as follows:

  •
  6,624 to 10 prospective underwriters and dealers;

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  1,145 to 1,145 institutional investors;

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  1,769 to 1,769 individuals; and

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  517 to 160 others.

        The undersigned, as representatives of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that it has and, will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

        Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:05 p.m., Washington, D.C. time, on January 25, 2011 or as soon thereafter as practicable.

        [Signature page follows]

Very truly yours,
GOLDMAN, SACHS & CO. MORGAN STANLEY & CO. INCORPORATED As representatives of the Prospective Underwriters
GOLDMAN, SACHS & CO.
By:	/s/ Goldman, Sachs & Co. (Goldman, Sachs & Co.)

Very truly yours,
GOLDMAN, SACHS & CO. MORGAN STANLEY & CO. INCORPORATED As representatives of the Prospective Underwriters
MORGAN STANLEY & CO. INCORPORATED
By:	/s/ Robert Brass Name: Robert Brass Title: Executive Director